MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 237

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 237 on March 22, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

         Cover Page.   The date of the Prospectus has been completed.

         Pages 2-3.    "The Summary of Essential Financial Information" section
                       and "Fee Table" have been completed.

         Pages 4-6.    Revisions have been made and the portfolios have been
                       completed.

         Page 7. The descriptions of the Securities issuers have been completed.

         Pages 8-9.    The Report of Independent Certified Public Accountants
                       and Statements of Condition have been completed.

                                                              FILE NO. 333-39578
                                                                    CIK #1104586


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.       Exact Name of Trust:          VAN KAMPEN FOCUS PORTFOLIOS, SERIES 237

B.       Name of Depositor:            VAN KAMPEN FUNDS, INC.

C.       Complete address of Depositor's principal executive offices:

                                       One Parkview Plaza
                                       Oakbrook Terrace, Illinois  60181

D.       Name and complete address of agents for service:

  CHAPMAN AND CUTLER            VAN KAMPEN FUNDS, INC.
  Attention:  Mark J. Kneedy    Attention:  A. Thomas Smith III, General Counsel
  111 West Monroe Street        One Parkview Plaza
  Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181


E. Title of securities being registered: Units of undivided fractional beneficial interest

F.       Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /      Check box if it is proposed that this filing will become effective at
----       8:00 a.m. on March 22, 2001 pursuant to Rule 487.

                                   Van Kampen
                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.



Birinyi Equity Select Trust, Series 2
--------------------------------------------------------------------------------
   Van Kampen Focus Portfolios, Series 237 includes the unit investment trust described above (the "Trust"). The Trust seeks capital appreciation by investing in a portfolio of stocks selected by Laszlo Birinyi of Birinyi Associates, Inc. Of course, we cannot guarantee that the Trust will achieve its objective.




























                                 March 22, 2001



                                              You should read this prospectus
and retain it for future reference.

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                           The Securities and Exchange
                         Commission has not approved or
                           disapproved of the Units or
                           passed upon the adequacy or
                          accuracy of this prospectus.
                                  Any contrary
                     representation is a criminal offense.

                   Summary of Essential Financial Information
                                 March 22, 2001


Public Offering Price
Aggregate value of Securities per Unit (1)                          $    9.900
Sales charge                                                             0.295
   Less deferred sales charge                                            0.195
Public offering price per Unit (2)                                  $   10.000


Trust Information
Initial number of Units (3)                                            14,772
Aggregate value of Securities (1)                             $       146,237
Estimated initial distribution per Unit (4)                   $          0.08
Estimated annual dividends per Unit (4)                       $        .10071
Redemption price per Unit (5)                                 $         9.705

General Information
Initial Date of Deposit                                       March 22, 2001
Mandatory Termination Date                                    May 24, 2002
Record Date                                                   December 10, 2001
Distribution Date                                             December 25, 2001



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(1)Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.
(2)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The public offering price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, fees of the Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately two months). The estimated amount is described on the next page. The public offering price will also include any accumulated dividends or cash in the Income or Capital Accounts.
(3)As of the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.
(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".
(5)The redemption price is reduced by any remaining deferred sales charge. The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".

                                    Fee Table


Transaction Fees (as % of offering price)

Initial sales charge (1)                                                  1.00%
Deferred sales charge (2)                                                 1.95%
                                                                   ----------
Maximum sales charge                                                      2.95%
                                                                   ==========
Maximum sales charge on reinvested dividends                              0.00%
                                                                   ==========



Estimated Organizational Costs per Unit (3)                       $   0.02595
                                                                   ==========
Estimated Annual Expenses per Unit
Trustee's fee and operating expenses                              $   0.01415
Supervisory and evaluation fees                                   $   0.00500
                                                                   ----------
Estimated annual expenses per Unit                                $   0.01915
                                                                   ==========
Estimated Costs Over Time
One year                                                          $        34
Three years                                                       $        83
Five years                                                        $       135
Ten years                                                         $       277



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest your distributions at the end of each year. The example assumes that you reinvest your investment into a new trust at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------


(1)The initial sales charge is equal to the difference between the maximum sales charge and the deferred sales charge.
(2)The deferred sales charge is actually equal to $0.195 per Unit. This amount will exceed the percentage above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily from June 10, 2001 through November 9, 2001. Your Trust pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.
(3)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.



Birinyi Equity Select Trust

    The Trust seeks to provide capital appreciation through an investment in a portfolio of stocks selected by Laszlo Birinyi, Jr. of Birinyi Associates, Inc. (the "Portfolio Consultant"). Mr Birinyi has over 20 years of financial experience on Wall Street. Over those years, he has refined a technique of stock analysis that many believe ranks him in the top tier of money managers across the country.

   Mr. Birinyi and Birinyi Associates, Inc. select stocks using a process based on money flow analysis of individual stock trades. Equity money flow, or the dollar amount of money that is being accumulated in or distributed out of a stock, may be the oldest form of market analysis but the least understood. Money flows are the market's mechanism for advising investors that it is discounting some future, significant event. By contrast, the stock's price simply provides a snapshot in time.

   Early investors, rather than focusing on the economy's behavior or an industry's trends, studied the stock market by looking at each and every trade through the ticker tape. This helped them to spot market trends. However, with longer trading hours and greater volumes traded, this method of stock analysis is virtually impossible using traditional methods. Using technology, ticker tape reading is now more easily accomplished because computers can track every trade. This enables money managers to more accurately calculate money flow, which, simply put, is the movement of cash in and out of stocks. Utilizing this concept, Laszlo Birinyi monitors the interday movement of stocks to determine positive and negative money flow in order to locate future trends.

   Mr. Birinyi believes that money flow is important because he believes that it can be an indicator of a stock's future price. Monitoring the direction of money flow is key to determining prospective trends. This indicator can confirm the strength or weakness of a price trend. By watching the money flow line, a top or bottom of a stock may be uncovered. A top may be discovered when the line is declining while the stock price is still rising; indicating institutional-sized investors are selling the stock. Conversely, the money flow line rising in the face of a declining price trend could indicate a bottom may be at hand and that institutional-sized investors are buying a stock.





   Utilizing the latest in computer technology and over 20 years of Wall Street experience, Laszlo Birinyi has developed criteria that seeks to enable the analysis of divergence of money flow and a stock's price. This ranking criterion is then applied to a universe of stocks for selection in the portfolio. The ranking criterion is a system of categories - 1 through 5. Each stock is given a number based on its performance in the market.

   1--Stocks that have shown continuous selling and rallies in prices show an opportunity for more selling.

   2--Stocks that have shown appreciation but without buying.

   3--Stocks that have shown coincident money flow and prices.

   4--Stocks that have shown buying that is not as strong and continuous but still evident.

   5--Stocks that have shown ongoing, persistent accumulation.

   The consistent movement of price and money flow, or flows that simply "track the price," does not reveal much of interest. Rather, those stocks with flows that diverge from prices provide information that is more useful. The ranking system designed by Laszlo Birinyi designates a `5' being the best and a `1' the worst. Issues coded `5' show consistent positive money flow through all sorts of price vagaries. Stocks with buying that is not as continuous and forceful but still dominant are rated a `4.' "Hold" stocks, which would generally track the market, are given a `3' ranking. Stocks ranked `2' have experienced price appreciation without buying - a rally that is unlikely to persist. Stocks ranked `1' show continuous selling, especially when the price rises.

   Birinyi Associates, Inc. is a research and money management firm that focuses exclusively on high net worth and institutional investors. Mr. Birinyi founded the company in 1989 and serves as its president. Since September 1998, Mr. Birinyi has also been the global trading strategist for, and consultant to, Deutsche Bank Securities, Inc. Mr. Birinyi is also a frequent panelist on Wall $treet Week With Louis Rukeyser as well as a columnist for the Stock Trends column of Forbes magazine. His market observations can be found featured in the Wall Street Journal and on popular television shows on CNN, CNBC and Bloomberg TV. Laszlo Birinyi received his undergraduate degree from the University of North Carolina and his MBA from New York University. His most recent position was Director of Equity Market Analysis for Salomon Brothers, Inc.

   As with any investment, no one can guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



         Opinions and forecasts expressed by Laszlo Birinyi or Birinyi Associates, Inc. are not necessarily those of the Sponsor, and may not actually come to pass. BirinyiSM and Laszlo BirinyiSM are the property of Laszlo Birinyi and Birinyi Associates, Inc., who are not affiliated with the Sponsor. Birinyi Associates, Inc. is being compensated for portfolio consulting services, including selection of the stocks for the Trust.

 Portfolio
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities to
of Shares        Name of Issuer (1)                        per Share (2)        Yield (3)           Trust (2)
------------    -----------------------------------       ---------------      -----------         ------------

                Discount Stores
       310      Wal-Mart Stores, Inc.                      $       48.310             0.58%         $  14,976.10
                Electronic Production Equipment
       457      Teradyne, Inc.                                     32.960             0.00             15,062.72
                Finance/Rental/Leasing
       333      Providian Financial Corporation                    41.870             0.29             13,942.71
                Integrated Oil
       267      Phillips Petroleum Company                         55.010             2.47             14,687.67
                Life/Health Insurance
       540      MetLife, Inc.                                      27.680             0.72             14,947.20
                Major Telecommunications
       683      AT&T Corporation                                   22.320             0.67             15,244.56
       382      BellSouth Corporation                              37.730             2.01             14,412.86
                Packaged Software
       287      Microsoft Corporation                              50.063             0.00             14,367.94
                Pharmaceuticals: Major
       261      Bristol-Myers Squibb Company                       54.750             2.01             14,289.75
       164      Johnson & Johnson                                  87.230             1.47             14,305.72
    ------------                                                                                        ------------
     3,684                                                                                          $  146,237.23
    ============                                                                                        ============



See "Notes to Portfolio".
Notes to Portfolio


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on March 21, 2001 and have a settlement date of March 26, 2001 (see "The Trust").

   (2)The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                      Profit
                       Cost to                             (Loss) To
                       Sponsor                              Sponsor
                   --------------                        -------------
                   $    146,237                         $      --



   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.





    The Securities. A brief description of each of the issuers of the Securities is listed below.


   AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

   BellSouth Corporation. BellSouth Corporation, through its wholly-owned BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc. subsidiaries, provides telecommunications services, systems, and products. The company provides residential, business, and wholesale customers with integrated voice, video, and data services. BellSouth conducts operations in the United States and in other countries.

   Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, orthopedic devices, ostomy care, wound management, nutritional supplements, infant formulas, and hair and skin care products.

   Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services. The company sells its products to the consumer, pharmaceutical, and professional markets in countries around the world. Johnson & Johnson's consumer products include BAND-AID adhesive bandages, TYLENOL acetaminophen products, JOHNSON'S baby products, and STAYFREE sanitary products, among others.

   MetLife, Inc. MetLife, Inc. provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance, annuities, and investment products, as well as group insurance and retirement and savings products and services. MetLife conducts operations in the United States and other countries in the Asia/Pacific, Latin America, and Europe.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

   Phillips Petroleum Company. Phillips Petroleum Company is an integrated oil company which operates in several business segments. The company explores for and produces petroleum world-wide, gathers and processes natural gas, manufactures and markets petrochemicals and plastics, and refines, markets, and transports petroleum products.

   Providian Financial Corporation. Providian Financial Corporation is a diversified consumer lender. The company offers a variety of loan products, including credit cards, revolving lines of credit, home loans, secured credit cards, and fee-based products. Providian operates in the United States.

   Teradyne, Inc. Teradyne, Inc. manufactures automatic test systems and related software for the electronics and communications industries. The company's products include systems to test semiconductors, circuit boards, telephone lines and networks, and software. Teradyne also manufactures backplanes and associated connectors used in electronic systems.

   Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, and Puerto Rico, as well as joint ventures in China and Korea.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 237:


      We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 237 as of March 22, 2001. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 237 as of March 22, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                             GRANT THORNTON LLP
   Chicago, Illinois
   March 22, 2001

                             STATEMENT OF CONDITION
                              As of March 22, 2001


INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                            $     146,237
                                                                -------------
         Total                                                  $     146,237
                                                                =============


LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
     Organizational costs (2)                                   $         383
     Deferred sales charge liability (3)                                2,881
Interest of Unitholders--
     Cost to investors (4)                                            147,720
     Less: Gross underwriting commission
       and organizational costs (2)(4)(5)                               4,747
                                                                -------------
Net interest to Unitholders (4)                                       142,973
                                                                -------------
Total                                                           $     146,237
                                                                =============




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(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.
(2)A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.

THE TRUST
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   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Trust offers investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" and any additional securities deposited into the Trust.
   Additional Units of the Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.
   Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of the Trust is to provide capital appreciation by investing in a portfolio of stocks selected by Laszlo Birinyi of Birinyi Associates, Inc. There is no assurance that the Trust will achieve its objective.

   The Portfolio Consultant is not an affiliate of the Sponsor. The Sponsor did not select the Securities for the Trust. The Portfolio Consultant may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination. The Portfolio Consultant acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Portfolio Consultant also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.
   Neither the Portfolio Consultant nor the Sponsor manage the Trust. You should note that the Portfolio Consultant applied the selection criteria to the Securities for inclusion in the Trust prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the Trust.

RISK FACTORS
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   Price Volatility. The Trust invests in common stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Stocks of Internet companies tend to experience above-average price volatility and volume fluctuations that can be unrelated to a company's operating performance. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because the Trust holds a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time. This investment is not suitable for investors seeking income or capital preservation. In addition, the Sponsor and its affiliates, through separate trading, lending, investment banking or other business activities, may adversely impact the price of the underlying securities.
   Strategy Risk. Mr. Birinyi's stock selection strategy may not be successful in identifying stocks that appreciate in value. The Trust may not achieve its objective if this happens.
   Dividends. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the public offering price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the public offering price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, fees of the Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses). The initial offering period sales charge is reduced as follows:
       Transaction
         Amount*                          Sales Charge
     ---------------                      ----------------
Less than $50,000                             2.95%
$50,000 - $99,999                             2.70
$100,000 - $249,999                           2.50
 $250,000 - $499,999                          2.25
$500,000 - $999,999                           2.00
$1,000,000 or more                            1.50

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the public offering price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period of the Trust offered in this prospectus, unitholders of any other Van Kampen-sponsored unit investment trusts may utilize their redemption or termination proceeds to purchase Units of the Trust offered in this prospectus at the public offering price per Unit less 1%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the public offering price less the applicable dealer concession.
   Your Trust will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   Offering Price. The public offering price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the public offering price of Units accordingly. This public offering price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Trust, taken as a whole, which are represented by the Units.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the public offering price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market public offering price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.


       Transaction
         Amount*
     ---------------
Less than $50,000                             2.25%
$50,000 - $99,999                             2.00
$100,000 - $249,999                           1.75
 $250,000 - $499,999                          1.50
$500,000 - $999,999                           1.25
$1,000,000 or more                            0.75
---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.


   In addition to the amounts above, during the initial offering period any firm that distributes $2,000,000 - $7,499,999 of Units of will receive additional compensation of 0.10% per Unit; any firm that distributes $7,500,000 - $14,999,999 of Units will receive additional compensation of 0.15% per Unit; and any firm that distributes $15,000,000 of Units or more will receive additional compensation of 0.20% per Unit. This additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust, the total concession or agency commission will amount to 1.30% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others up to the entire amount of the sales charge.
   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.
   Sponsor and Other Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Trust may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Trust termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in the Trust may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Trust.
   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
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   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit.

       Fee paid on purchase               0.00%
       Deferred sponsor retention         0.70
                                       ---------
              Total                       0.70%
                                       =========

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends and any net proceeds from the sale of Securities received by the Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by the Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of the Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to the Trust's termination. Trusts generally do not offer in kind distributions of securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Certificates. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual distributions, expenses, a list of the Securities and other information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
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   Trust Administration. The Trust is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   Termination. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with the Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".
   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Van Kampen Funds Inc. is the Sponsor of the Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Trust would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust is not managed and Unit price and return fluctuate with the value of common stocks in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
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   General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.
   For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Secur ity when such income is considered to be received by the Trust.
   2. A Unitholder will be considered to have received all of the dividends paid on his or her pro rata portion of each Security when such dividends are considered to be received by the Trust. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of a Unitholder -- Reinvestment Option").
   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from the Trust as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to the calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of the dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trust (the "New Fund") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that own Units will not be entitled to the dividends received deduction with respect to its pro rata share of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.
   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.


   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for tax-payers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years. Due to the length of your Portfolio's life, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in kind distribution at redemption or termination. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.


   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.
   The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution of the Securities in the Trust. A Unitholder may also under certain circumstances request an in kind distribution of the Securities in the Trust upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units". The Unitholder requesting an in kind distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such in kind distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security owned by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   Rollover Unitholders. As discussed in "Rights of Unitholders--Rollover," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.
   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.
   In the opinion of special counsel for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATINGEXPENSES
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   General. The fees and expenses of the Trust will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of the Trust. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, the fee of the Portfolio Consultant, and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust's assets at the end of the initial offering period.
   Trustee's Fee. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
   Compensation of Sponsor, Supervisor and Evaluator. The Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust,
(i) any offering costs incurred after the end of the initial offering period and
(j) expenditures incurred in contacting Unitholders upon termination of the Trust. The Trust will pay a license fee to Birinyi Associates, Inc. for the use of certain service marks of Birinyi Associates, Inc. The Trust may pay the expenses of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   Independent Certified Public Accountants. The statement of condition and the related portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

   TABLE OF CONTENTS

        Title                                    Page
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Birinyi Equity Select Trust.................     4
   Notes to Portfolio..........................     6
   The Securities..............................     7
   Report of Independent Certified
      Public Accountants.......................     8
   Statement of Condition .....................     9
   The Trust...................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-2
   Retirement Accounts.........................   A-6
   Wrap Fee and Advisory Accounts..............   A-6
   Rights of Unitholders.......................   A-7
   Trust Administration........................   A-9
   Taxation....................................  A-11
   Trust Operating Expenses....................  A-15
   Other Matters...............................  A-16
   Additional Information......................  A-16

--------------
When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trust you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.





                                                                       EMSPRO237

                                   PROSPECTUS



           ----------------------------------------------------------
                                 MARCH 22, 2001




                                   Van Kampen
                              Focus Portfolios(SM)








                          Birinyi Equity Select Trust,
                                    Series 2














                              Van Kampen Funds Inc.



                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555





Please retain this prospectus for future reference.

                                   Van Kampen
                             Information Supplement
                     Van Kampen Focus Portfolios, Series 237



--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. You should read this Information Supplement in conjunction with the Prospectus. This Information Supplement is not a prospectus. It does not include all of the information that you should consider before investing in the Trust. This Information Supplement may not be used to offer or sell Units without the Prospectus. You can obtain copies of the Prospectus by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus. All capitalized terms have been defined in the Prospectus.

                                Table of Contents
                                                             Page
  Risk Factors                                                 2
  The Trust                                                    3
  Sponsor Information                                          4
  Trustee Information                                          5
  Trust Termination                                            5

RISK FACTORS
     Price Volatility. Because your Trust invests in stocks, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.
     Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     Liquidity. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     Additional Units. The Sponsor may create additional Units by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     Voting. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE TRUST
   The Trust seeks capital appreciation by investing in a fixed portfolio of stocks selected by Laszlo Birinyi of Birinyi Associates, Inc. (the "Portfolio Consultant"). Mr. Birinyi is president of Birinyi Associates, Inc. and founded the company in 1989.
   The basis for the money flows concept has its origins in the early part of the 20th century. More specifically its origins have been highlighted in the book Reminiscences of a Stock Operator, a book that is believed to be the autobiography of Jesse L. Livermore. At the time the only information available to the professional market investor was the ticker tape. By careful analysis of the tape, investors felt that they could discern market trends in the early stage and therefore capitalize on them before the market knew the rationale of those moves in general. The concept still applies today. Money flows, in Birinyi's opinion, are the only future indicator of stock prices. Through years of analytical research, Birinyi has attempted to employ leading edge computer technology to track every trade in every stock throughout the day. In this way Birinyi hopes to accomplish exactly what tape readers in the early 20th century did. The goal is to find a suggestion in the price action and money flow that something may be happening.
   Investors may be able to become better aware of what other investors are doing in the market, based on an analysis of actual trading. Since investors are hesitant to detail what they are buying and selling, or for that matter what they own, the tape can provide input as to the next idea, not the last. The market does not always articulate which fundamental event it is discounting or when the event might occur. The money flows therefore enable those who are skilled in analyzing and interpreting them to identify situations that may in fact warrant further fundamental analysis.
   There are numerous charting services and technicians that have historically been successful in anticipating market trends. However, charts and historical databases detail where a stock opened and closed but not where it actually traded that day or for that matter at what level the volume was and how much buying and selling actually took place. Money flow analysis may be able to better explain the activity underlying the basic high, low and closing stock prices for the day.
   The organizational aspect of Birinyi's analysis is a simple ranking system. After years of analysis Birinyi has compiled enough historical data that enables Birinyi to take a very sophisticated tool and compress it into a very useful analysis. The system is a simple ranking of stocks numbered 1 through 5. Birinyi believes that 1 is the least interesting while 5 is the most interesting. Birinyi's interest is in stocks where some divergence occurs between the money flow and the price of the stock. Most stocks go up because they are being bought and go down because there is more net selling. However, in some instances there is a divergence between the money flow and the price. These stocks are the ones that Birinyi believes are worth examining further. In order to do that Birinyi has developed a ranking system. The key is to find the 4s and 5s, for it is these stocks that Birinyi believes have demonstrated consistent and persistent money flow in all manner of price swings. It is here that Birinyi uses his years of experience to interpret buying from simple price upticks. This strategy helps Birinyi seek to identify and eliminate the stocks to be avoided. For instance, those stocks where the money flow is negative or stocks where the price and money flows are correlated with the overall movement of the market. Therefore, the system is designed to find stocks that are exhibiting positive money flows which are not yet recognized by all investors.
   Mr. Birinyi believes that this undertaking is beyond the ability of most investors both institutional and individual. The volume of trading on the exchanges has steadily increased to the point where a tremendous amount of information is generated each second. Both the Wall Street Journal and Bloomberg provide a scaled down version of Birinyi's proprietary systems. Even if an investor could do all the work necessary, Birinyi believes that the key is to be able to make sense of the output. Information without knowledge is merely data.
   The Portfolio Consultant is not an affiliate of the Sponsor. The Sponsor did not select the Securities for the Trust. The Portfolio Consultant may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination.
   The Portfolio Consultant acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Portfolio Consultant also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.
   Neither the Portfolio Consultant nor the Sponsor manage the Trust. You should note that the Portfolio Consultant applied the selection criteria to the Securities for inclusion in the Trust prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the Trust.

SPONSOR INFORMATION
   Van Kampen Funds Inc. is the Sponsor of the Trust. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.
   Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.


     Van Kampen is one of the nation's largest investment management companies, with more than $97 billion in assets under management or supervision as of December 31, 2000. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION
     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust and in the case of the Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units and Unitholders in the Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to the Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts of the Trust.
     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trust. There is, however, no assurance that units of any new series of the Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:


         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1         Copy of Trust Agreement.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1         Consent of Interactive Data Financial Times Information.

4.2         Consent of Independent Certified Public Accountants.

                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 237, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235 and Series 265 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 237, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 22nd day of March, 2001.

                                     Van Kampen Focus Portfolios, Series 237
                                     By Van Kampen Funds Inc.


                                     By      Christine K. Putong
                                       ------------------------------
                                          Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 22, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmermann III              President

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                    Operations and Technology Officer

                                                   Christine K. Putong
                                               ----------------------------
                                                         (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.